Curtis Fairbrother

Chief Executive Officer

Acology, Inc.

912 Maertin Lane

Fullerton, CA 92831Phone:

 (661) 510-0978

VIA ELECTRONIC EDGAR FILING

May 16, 2014

Division of Corporate Finance

Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549

Re:	Acology, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-195866

Ladies and Gentlemen:

I have electronically filed on behalf of Acology, Inc. (the “Registrant”) Amendment No. 1 to the referenced Registration Statement on Form S-1.

On May 12, 2014, we mistakenly filed an incomplete draft of the registration statement instead of the amendment that we are filing today.

Accordingly, we respectfully request that you review and provide comments on Amendment No. 1. In keeping with this request, we have not indicated the changes that have been made from the original filing.

I will appreciate it if you will contact our counsel, Barry J. Miller, at 248-232-8039 if you have any questions.

Very truly yours,

/s/ Curtis Fairbrother